UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29387/August 25, 2010

_____

In the Matter of   :
                                       :
JOHN HANCOCK EQUITY TRUST   :
601 Congress St.   :
Boston, MA 02210-2805   :
                                       :
(811-4079)   :
                                       :
_____

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

John Hancock Equity Trust filed an application on June 29, 2010,
requesting an order under section 8(f) of the Act declaring that
it has ceased to be an investment company.

On July 29, 2010, a notice of filing of the application was
issued (Investment Company Act Release No. 29373). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be
issued unless a hearing was ordered. No request for a hearing
has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, that applicant has
ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in
effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                    Florence E. Harmon
                                     Deputy Secretary